Exhibit 99.14

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE and SIX MONTH PERIODS ENDED JUNE 30, 2012

The following management’s discussion and analysis (‘‘MD&A’’) of the financial condition and results of operations of Rio Alto Mining Limited (the “Company” or “Rio Alto”) together with its subsidiaries is as of August 7, 2012. It is intended to be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements (the “Financial Statements”) for the three and six month periods ended June 30, 2012 and other corporate filings available at www.sedar.com (“SEDAR”). The Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the Financial Statements and MD&A are presented in United States dollars.

This MD&A contains forward-looking information and forward-looking statements. Readers are referred to the cautionary statement regarding forward-looking information under the heading “Cautionary Statement on Forward Looking Information”, which forms part of this MD&A.

Management is responsible for the Financial Statements referred to in this MD&A, and provides officers’ disclosure certifications filed with securities commissions on SEDAR.

Additional information about Rio Alto may be found at the Company’s website at www.rioaltomining.com or within the Company’s SEDAR profile at www.sedar.com.

Company Overview

The Company was formed in 1987 under the laws of British Columbia, Canada. Following a continuation under the laws of Alberta, Canada and a number of name changes, the Company became Rio Alto in July 2009. The principal business of the Company is mining the gold oxide deposit at the La Arena Gold Mine (“Phase I”) and conducting a feasibility study on the economic viability of further developing the adjacent copper/gold sulphide deposit (“Phase II”) together the “La Arena Project” in northwestern Peru. La Arena S.A. (“La Arena”) owns 100 per cent of the La Arena Project. La Arena is an indirect, wholly owned, Peruvian subsidiary of the Company. In January 2012 the La Arena Gold Mine began commercial production.

Rio Alto changed its fiscal and financial year end from May 31 to December 31 in November 2011; consequently, the unaudited condensed interim consolidated financial statements are for the three and six month periods ended June 30, 2012 compared to the three and six month periods ended May 31, 2011. The change was made to allow it to align its year-end with La Arena and to provide its continuous disclosure information on a comparable basis with its peer group.

Rio Alto has three wholly-owned subsidiaries – La Arena and Rio Alto S.A.C. each incorporated under the laws of Peru and Mexican Silver Mines (Guernsey) Limited incorporated under the laws of Guernsey.

The Company is a producing, reporting issuer in British Columbia, Ontario and Alberta and its common shares trade on the TSX and the Bolsa de Valores de Lima under the symbol “RIO”, the OTC QX® under the symbol “RIOAF” and on the Frankfurt Stock Exchange under the symbol “A0MSLE”.

The Company has included non-IFRS performance measures – cash cost and total cost per gold ounce sold –throughout this document. The Company uses these performance measures to monitor its operating cash costs and spending and believes these measures provide investors and analysts with useful information about the Company’s underlying cost structure. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company reports cash cost and total cost per ounce on a sales basis. In the gold mining industry these are common performance measures, but they do not have standardized meanings. Refer to La Arena Gold Mine Costs Q2 and H1 for a description of how cash cost and total cost are determined. Readers should be cautioned that there has been a change in the composition of the total cost measure since last presented in connection with the quarter ended March 31, 2012 (“Q1”) financial statements. The Company revised and expanded the determinations in order to provide more easily understood presentations. The total cost per ounce presented in connection with Q1 did not separately disclose exploration expense, property, plant & equipment or mineral property costs.

Highlights for the three months ended June 30, 2012 (“Q2”)

During Q2 the Company:

  Produced 58,081 ounces of gold;

  Sold 43,168 ounces of gold at an average price of $1,584 per ounce realizing cash sales of $68.3 million;

  Generated net income of $29.6 million ($0.17 per share);

  Realized cash from operating activities of $20.2 million; and

  Achieved a cash cost per ounce of gold sold of $532 and a total cost of $1,181 per ounce of gold sold.

Highlights for the six months ended June 30, 2012 (“H1”)

  Produced 114,081 ounces of gold;

  Sold 98,115 ounces of gold at an average price of $1,629 per ounce realizing cash sales of $159.8 million;

  Generated net income of $62.8 million ($0.37 per share);

  Realized cash from operating activities of $74.8 million; and

  Achieved a cash cost per ounce of gold sold of $479 and a total cost of $1,153 per ounce of gold sold.

Outlook

Management anticipates that the La Arena Gold Mine will produce 190,000 to 210,000 ounces of gold for calendar 2012. The cash cost per ounce of gold sold during 2012 should fall within a range of $500 to $550. The total cost per ounce of gold sold depends, in part, on Peruvian government charges. Such charges vary, primarily, as the price of gold changes and are therefore unpredictable. Management’s estimates for annual gold production and cash cost per ounce are based on mine performance for the first seven months of the year and on the mine plan and budget prepared for the balance of 2012. Readers are referred to the Cautionary Statement on Forward-Looking Information included herein.

Summary of Development and Operating Activities

Development at the La Arena Project is ongoing. Investments in plant and equipment during H1 were $26.6 million. This included non-cash addition amounting to $0.9 million. Expenditures of $9.8 million were spent on mineral properties and development costs during the first six months of the year.

The Company recorded revenue $78.8 million from metal sales during Q2 resulting from cash proceeds of $68.4 million, non-cash deferred revenue of $10.3 resulting from the delivery of 14,846 ounces under the Prepayment Agreement and silver sales of $76,000. The Company had net income of $29.6 million for Q2 or $0.17 per share, compared to a net loss of $1.4 million during the quarter ended May 31, 2011. Fully diluted net income per share for Q2 was $0.16.

For H1 revenue amounted to $173.4 million of which $160.0 million were cash sales and $13.4 million were non-cash deferred revenue. Net income for H1 was $62.8 million or $0.37 per share. Fully diluted net income per share was $0.35 for H1.

Operating Activities

The following table sets out the ore mined in Q2 and H1 from the La Arena Gold Mine:

				Dry
	Dry Metric			Metric
	Tonnes of Ore		Contained	Tonnes	Waste to
Quarter	to Pad	Au g/t	Au Ozs	of Waste	Ore Ratio
Q1	1,289,483	1.37	56,966	2,262,038	1.75
Q2	1,620,048	1.09	56,773	2,016,695	1.25
H1	2,909,531	1.21	113,739	4,278,733	1.47

Ounces of gold sold and ounces delivered in partial settlement of the Prepayment Agreement in Q2 and H1 were:

	Ounces of gold
			To Settle
Quarter	Refined	Sold	Prepayment
Q1	55,973	54,947	3,971
Q2	58,081	43,168	14,847
H1	114,054	98,115	18,818

After June 30, Rio Alto made a delivery of 1,650 ounces of gold to settle 1,941 notional ounces under the Prepayment Agreement. The next required delivery under the Prepayment Agreement is for the month of October 2013. At the date of this MD&A, future gold delivery requirements in respect of this agreement will, depending on the price of gold at the time of delivery, fall within a range between 21,445 ounces and 29,014 ounces as follows:

	Gold ounces to be delivered
	Maximum	Notional	Minimum

Gold price	Less than $950	$1,150- $1250	More than $1,450
Monthly – October 2013 to October 2014	2,232	1,941	1,650
Total	29,014	25,229	21,445

La Arena Gold Mine Costs Q2 and H1

The cash cost per ounce of gold sold for Q2 was $532 and for H1 it was $479. The total cost per ounce sold of $1,181 ($1,153 for H1) includes corporate overhead, exploration expenditures and a liability for workers’ profit participation, Peru income tax, Peru government royalty and Peru special mining tax that will have to be paid during the next twelve months and expenditures for additions to property, plant and equipment and mineral properties.

The cash cost and total cost per ounce consists of:

	Q2		H1
	(000’s)	Per Oz	(000’s)	Per Oz
Production costs	$26,668	$460	$46,591	$398
Silver by-product revenue	(76)	(1)	(159)	(1)
Lima office	1,207	21	2,108	18
Workers’ profit share	3,045	52	7,494	64

Cash cost	$30,844	$532	$56,034	$479

Vancouver office	$1,152	20	$1,986	17
Exploration expense	919	16	1,331	11
Peru government	12,437	214	39,944	342
Property, plant & equipment	15,799	272	25,703	220
Mineral property	7,343	127	9,796	84

Total cost	$68,494	$1,181	$134,794	$1,153
Ounces of gold sold		58,015		116,933

Cash costs plus silver by-product revenue equates to cost of sales reflected in the Company’s consolidated statements of net income (loss) and comprehensive income (loss). Vancouver office costs reflected in the total cost per ounce determinations equates to general and administrative expenses less non-cash stock-based compensation and amortization.

The breakdown of production costs, by functional area, for Q2 and H1 were:

	Q2		H1
	(000’s)%		(000’s)%
Mining	$17,441	65.4	$32,753	70.3
Processing	4,880	18.3	6,243	13.4
Admin & Services	3,680	13.8	6,523	14.0
Geology	667	2.5	1,072	2.3
Total	$26,668		$46,591

The major cost elements for mining include equipment rental, diesel, materials (mostly blasting materials) and labour. Processing costs are dominated by materials (chemicals), diesel generated electrical power, external consultants and labour. Geology includes assaying and planning. Administration includes insurance, administrative and environmental services and health, security, sales expenses, safety and community related expenditures.

The production cost elements for the Q2 and H1 were:

	Q2		H1
	(000’s)%		(000’s)%
Consumable Materials	$9,840	36.9	$19,289	41.4
Equipment	6,134	23.0	9.877	21.2
Labour	4,587	17.2	8,200	17.6
Services	6,107	22.9	9,225	19.8
Total	$26,668		$46,591

Results of Operations

The following table provides selected quarterly financial information:
(thousands of US dollars, except per share amounts1)

			For the four
	For the three months ended		months		For the three months ended
			ended
	June 30, 2012	March 31, 2012	December 31, 2011	August 31, 2011	May 31, 2011	February 28, 2011	November 30, 2010	August 31, 2010
Revenue	$78,789	$94,594	$-	$-	$-	$-	$-	$-
Total assets	290,156	260,200	196,534	166,287	157,944	127,847	51,285	29,442
Working capital	66,498	60,931	35,050	7,739	20,337	6,242	14,462	4,943
Shareholders’ equity	184,518	152,365	115,309	102,090	112,036	111,752	44,690	28,965
Net income/(loss)	29,640	33,178	9,715	(10,263)	(1,377)	(2,587)	(3,837)	(904)
Basic income/(loss) per share	0.17	0.20	0.00	(0.06)	(0.01)	(0.02)	(0.03)	(0.01)
Diluted income/(Loss) per share	0.16	0.19	0.00	(0.06)	(0.01)	(0.02)	(0.03)	(0.01)
[1] Effective May 31, 2011, the Company changed its functional currency to US dollars from CDN dollars. The reason for the change was to present financial statements in the currency of the Company’s principal business activities. Therefore, all quarters preceding the quarter ended August 31, 2011 are stated in thousands of US dollars in the table above, but are CDN functional currency.

The Company had net income of $29.6 million for Q2, compared to a loss of $1.4 million for the quarter ended May 31, 2011. The Company had net income of $62.8 million for H1, compared to a loss of $4.0 million for the six months ended May 31, 2011. The significant improvement in 2012, relative to 2011, is due to the start of commercial production.

Gross profit from operations was $41.9 million in the quarter ended June 30, 2012 compared to nil in the three months ended May 31, 2011. Gross profit from operations was $105.7 million in the six months ended June 30, 2012 compared to nil in the six months ended May 31, 2011. Gross profit consists of revenue less cost of sales and amortization. For discussion relating to mining costs included in cost of sales, see La Arena Gold Mine Costs above. For discussion relating to Worker Profit Participation tax included in cost of sales, see Peru Taxes below. Amortization consists of the depletion of Mineral Properties on a unit of production basis and property, plant and equipment, which are depreciated over their expected useful lives.

La Arena sold 58,015 ounces of gold and recognized sales revenue of $78.8 million Q2. Revenue included cash sales of 43,168 ounces of gold at an average price of $1,584 per ounce for $68.4 million, and settlements under the Prepayment of 14,847 ounces of gold resulting in the recognition of $10.3 million of revenue deferred under the Prepayment. La Arena also had $76,000 in silver revenue related to 2,674 ounces of silver sold at a price of $28 per ounce.

La Arena sold 116,933 ounces of gold and recognized sales revenue of $173.4 million in H1. Revenue included cash sales of 98,115 ounces of gold at an average price of $1,629 per ounce for $159.8 million, and settlements under the Gold Prepayment Agreement of 18,818 ounces of gold resulting in the recognition of $13.4 million of revenue deferred under the Gold Prepayment Agreement. La Arena also had $159,000 in silver revenue related to 5,081 ounces of silver sold at a price of $31 per ounce.

The average London Gold Market AM Fixing Price for Q2 and H1 was $1,609 per ounce and $1,651 per ounce, compared to the Company’s average realized cash sales price of $1,584 per ounce and $1,629 per ounce for the same periods. The reason for the difference is due to the Company’s Sales Agreement. The Sales Agreement was entered into simultaneously with the Prepayment and represents the financing cost for the $50 million received under the Prepayment. Under the Sales Agreement the buyer has, as at June 30, 2012, the right to purchase approximately 445,900 ounces of gold from the La Arena Gold Mine, net of Prepayment obligations, and may select the price it will pay based on the London Bullion Dealers AM Fix or the Comex 1st Settlement Price during specified periods of time (generally over a seven business day period from the time of production to the time of payment). This feature of the Sales Agreement is accounted for as a written call option and reflected as a liability in the Financial Statements. Changes in the liability during a period are reflected in the statement of operations within the Financial Statements.

General and administration expenses

General and administrative costs were $2.3 million for Q2 compared to $2.5 million in the quarter ended May 31, 2011, and $4.3 million for H1 compared to $5.0 million in the six months ended May 31, 2011 including costs for the Vancouver corporate office and, prior to commercial production, the Lima office which supports the La Arena Project and include the following:

	(000’s)
	For the three	For the three	For the six months	For the six months
	months ended June	months ended May	ended June 30,	ended May 31,
	30, 2012	31, 2011	2012	2011
Vancouver office costs	$1,152	$466	$1,986	$1,643
Lima office costs	-	158	-	392
Stock-based compensation	1,148	1,917	2,363	2,978
	$2,300	$2,541	$4,349	$5,013

Vancouver office costs were $1.2 million for the quarter ended June 30, 2012, compared to $466,000 in the quarter ended May 31, 2011. The increase is due to an increase in salaries and additional staff, as well as bonuses of $480,000 paid to executive officers of the Company. Other costs include office costs, travel, professional fees and other public company costs.

Vancouver office costs were $2.0 million for the six months ended June 30, 2012, compared to $1.6 million in the six months ended May 31, 2011. The increase is due to an increase in salaries and additional staff, as well as a one-time listing fee of $196,000 due to changing the Company’s public listing to the TSX from the TSX-V. Other costs include office costs, travel, professional fees and other public company costs.

The Lima office supports the La Arena Gold Mine and since the start of commercial production substantially all of its costs are charged to the mine site.

Stock-based compensation expense was $1.1 million for Q2 compared to $1.9 million in the quarter ended May 31, 2011. Stock based compensation expense represents amortization of the fair value of granted options over their vesting periods. In the quarter ended June 30, 2012, the Company did not grant any options. In the three months ended May 31, 2011, the Company granted 180,000 options with a fair value of $0.3 million. Fair value is recognized over the periods in which the options vest which range from immediate vesting to vesting over a three-year period.

Stock-based compensation expense was $2.4 million for H1 compared to $3.0 million in the six months ended May 31, 2011. In the six months ended June 30, 2012, the Company granted 200,000 options with a fair value of $0.4 million. In the six months ended May 31, 2011, the Company granted 815,000 options with a fair value of $1.4 million. Fair value is recognized over the periods in which the options vest which range from immediate vesting to vesting over a three-year period.

Based on the options outstanding at June 30, 2012 stock-based compensation expense is estimated to amount to $1.8 million for the balance of calendar 2012.

Exploration expense

During Q2 exploration expense amounted to $919,000. For H1, exploration expense was $1.3 million. During the first half of 2012 there were 2 reverse circulation drills (“RC”) and 7 diamond core drills (“DD”) operating under contract at the La Arena Project. The cost of RC exploration drilling is charged to profit and loss, except for any RC drilling related to the copper-gold feasibility study work. The cost of DD directly related to the feasibility study is deferred.

During H1 there were 12,914 meters of RC drilling completing a 12,500 meter program that and additional 25,000 meters approved on August 2, 2012 will result in an updated gold oxide resource estimate in Q4 2012. There were 24,170 meters of DD completed of a 60,000 meter Phase II sulphide ore definition program. In addition, 2,736 meters of DD were completed to obtain representation sulphide mineralization for metallurgical testing. DD costs are deferred as part of the cost of the economic feasibility study for the Phase II copper-gold development.

Total exploration drilling costs amounted to $5.3 million for H1 of which $4.0 million was deferred as part of the Phase II feasibility study.

Expenditures amounting to $791,000 were incurred and expensed during H1 ($369,000 during Q2) in Colombia.

Other income (loss)

Other income amounted to a gain of $1.1 million in Q2 compared to a gain of $1.2 million during the three months ended May 31, 2011, due primarily to an increase of $474,000 in the unrealized gain on the Sales Agreement, offset by an accretion expense related to the asset retirement obligation for the La Arena Gold Mine.

Other income amounted to a gain of $406,000 in H1 compared to a gain of $1.3 million during the three months ended May 31, 2011, due primarily to a decrease of $326,000 in the unrealized gain on the Sales Agreement, as well as accretion expense related to the asset retirement obligation for the La Arena Gold Mine.

Other income (loss) consists of (000’s):

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2012	May 31, 2011	June 30, 2012	May 31, 2011
Unrealized gain on derivative liability	$1,683	$1,209	$1,323	$1,649
Accretion expense	(415)	-	(830)	-
Foreign exchange gain (loss)	(142)	23	91	(392)
Interest expense, net	(53)	(16)	(178)	(6)
	$1,073	$1,216	$406	$1,251

An unrealized gain on the derivative liability of $1.7 million was recognized as a fair value adjustment of the derivative liability in Q2 compared to an unrealized gain of $1.2 million in the three months ended May 31, 2011. An unrealized gain on the derivative liability of $1.3 million was recognized in H1, compared to an unrealized gain of $1.6 million in the six months ended May 31, 2011. The derivative liability relates to the Sales Agreement described in Note 12 to the Financial Statements. The mechanics for the calculation of the liability reflect the effects of a written call option based on the volatility of the gold price. Generally, the liability increases if the price of gold increases during a reporting period. Should the price of gold decrease or should the volatility of the gold price decrease during a period the liability would decrease resulting in an unrealized gain. The economic reality is that when the price of gold increases the Company and its shareholders should benefit despite increases in the fair value of the derivative liability.

At May 31, 2011, the Company recorded an asset retirement obligation of $14.8 million for the La Arena Gold Mine. The accretion related to this obligation was $415,000 for the quarter ended June 30, 2012, and $830,000 for the six months ended June 30, 2012. The estimated undiscounted value of the closure obligation is $34.7 million. The closure plan was approved in February 2012 and the Company is required to post a bond or other security with the Peruvian authorities of approximately $3.2 million in January 2013.

A foreign exchange loss of $142,000 for was recognized in Q2 compared to a foreign exchange gain of $23,000 in the three months ended May 31, 2011. The foreign exchange gain was $91,000 for H1, compared to a foreign exchange loss of $392,000 in the six months ended May 31, 2011. The $392,000 loss in the six months ended May 31, 2011 resulted from holding US dollars in anticipation of the La Arena acquisition during a period when the Canadian dollar appreciated relative to the United States dollar. The Company’s functional currency at the time was the Canadian dollar.

Net interest expense in the three and six months ended June 30, 2012 amounted to $53,000 and $178,000 respectively, and consists primarily of interest expense on a $3 million loan bearing interest at 3-month LIBOR plus 6 per cent compounded annually and maturing in October 2014.

Peru Taxes

Taxes in Peru applicable to Rio Alto are:

  Special Mining Tax applied on operating mining income based on a sliding scale of rates ranging from zero up to 8.40%.

  Modified Royalty based on operating mining income applied on a graduated scale with marginal rates up to 12%, subject to a minimum royalty of 1% of the sales value of mineral resources.

  Workers in the mining industry are entitled to participate in a company’s income before income tax. This participation is 8% of income before income subject to income tax. The amount paid directly to the Company’s workers is capped at 18 months of gross monthly salary. Amounts over this threshold are paid to the government. All payments to be made to workers are included in Cost of Sales, except that any payments in excess of the 18-month cap will be included within the tax provision.

  The corporate income tax after deduction of worker participation is determined at a rate of 30%.

The following table sets out the calculation of the total Peruvian tax burden for the Company for the six months ended June 30, 2012 (in 000’s):

	(000’s)	Description

Sales	$173,383
Cost of sales	(56,191)
Amortization	(11,518)
Gross profit	105,674
Modified royalty	(5,081)	Charged at 4.8% of Gross profit
Special mining tax	(6,763)	Charged at 6.4% of Gross profit
Interest expense	(161)	Allowed for tax purposes in Peru
Income before Workers’ participation	$93,669
Workers’ participation	7,494	Charged at 8%
Income tax	28,101	Charged at 30%
Peru government	$39,944
Less deferred tax asset recognized	(2,377)
Other	15
Tax provision	$37,582

Workers’ profit participation is reflected within cost of sales. The Modified Royalty, Special Mining Tax and Peru income tax are reflected within the tax provision.

Liquidity and Capital Resources

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management and the board of directors review and approve planned expenditures. Management believes that the ability to fund operations through cash generated from operations is sufficient to meet sustaining capital and operating requirements. Expansion of the La Arena Gold Mine and completion of the feasibility study for the copper-gold deposit will be funded from the Company’s working capital. Development of Phase II may, depending on the timing of the expenditures, require additional financing.

The Company’s cash receipts are from the sale of mineral products; however, the profitability of developing and producing mineral products is affected by many factors including the cost of operations, variations in the grade of ore mined, metal recovered and the price of metals. Depending on the price of metals and other factors, the Company may determine that it is impractical to continue production. Metals prices have fluctuated widely in recent years and are affected by factors beyond the Company’s control including changes in international investment patterns, economic growth rates, political developments, sales or accumulation of metal reserves by governments, and shifts in private supplies of and demands for metals. The supply of metals consists of a combination of mine production, recycled material and existing stocks held by governments, producers, financial institutions and consumers. If the market price for metals falls below the Company’s full production cost and remains at such levels for a sustained period of time, the Company will experience losses and may decide to discontinue operations or development of other projects at one or more of its properties.

The Company’s cash balance at June 30, 2012 was $69.2 million, which was a decrease of $1.6 million from the quarter ended March 31, 2012, and an increase of $43.3 million from the year ended December 31, 2011. Working capital of $66.5 million (including the Impuesto General a las Ventas “IGV” of $38.4 million) at June 30, 2012 increased by $5.6 million from $60.9 million at quarter ended March 31, 2012, and increased by $31.4 million from the year ended December 31, 2011 due to cash provided from operating activities.

At June 30, 2012 cash and cash equivalents include cash in bank accounts and interest bearing term deposits held in Peru and Canada as follows:

(000’s)	Peru	Canada	Total

Cash	$20,868	$8,266	$29,134

16-day deposits at 1.20%	10,000	-	10,000

18-day deposits at 1.60%	10,000	-	10,000

30-day deposits at 1.35%	10,000	-	10,000

32-day deposits at 1.40%	10,000	-	10,000

365-day deposits at 0.79%	-	74	74

	$60,868	$8,340	$69,208

The increases in cash, cash equivalents and working capital were due to the following:

Operating Activities:

Cash provided by operating activities increased to $20.2 million in the quarter ended June 30, 2012 compared to $5.0 million used in the quarter ended May 31, 2011. The cash from operating activities for the three months ended June 30, 2012 stems from net earnings of $29.6 million adjusted for non-cash items, totaling $6.8 million and changes in non-cash working capital of $2.7 million. The non-cash items include amortization of $6.0 million, stock-based compensation of $1.1 million, and accretion of the asset retirement obligation, which were partially offset by deferred revenue of $10.3 million.

Cash provided by operating activities increased to $74.8 million in H1 compared to $5.9 million used in the six months ended May 31, 2011. The cash from operating activities for H1 stems from net earnings of $62.8 million adjusted for non-cash items, totaling $2.4 million and changes in non-cash working capital of $14.3 million. The non-cash items include amortization of $11.6 million, stock-based compensation of $2.4 million and accretion of the asset retirement obligation, which were partially offset by deferred revenue of $13.4 million.

Changes in non-cash working capital used $2.7 million of cash flow in Q2 compared to $4.4 million used in the quarter ended May 31, 2011. The changes in non-cash working capital in Q2 included $1.3 million in taxes payable, $8.2 million in accounts payable and accrued liabilities, and a $6.0 million decrease in the amount charged to inventory. Development expenditures caused a $6.8 million increase in the IGV receivable. There has also been an $11.7 million increase to accounts receivable.

Changes in non-cash working capital provided $14.4 million of cash flow in the six months ended June 30, 2012 compared to $3.5 million used in the six months ended May 31, 2011. The changes in non-cash working capital in the six months ended June 30, 2012 included $28.8 million in taxes payable and $9.6 million in accounts payable and accrued liabilities, and a $939,000 decrease in the amount charged to inventory. Development expenditures caused a $12.8 million increase in the IGV receivable. There has also been a $12.7 million increase to accounts receivable.

Under Peruvian law the IGV is a tax imposed at a rate of 18 per cent of the value of any goods or services purchased. IGV is generally refundable within the year in which it is paid. Refund applications may only be made by companies that are trading within Peru and collecting IGV from customers, by exporters or by companies that have an agreement with the tax authority for the early collection of IGV. Once the Company exports mineral production and files the necessary tax statements, it will be eligible for refunds of IGV. As at June 30, 2012, the Company has an IGV receivable of $38.4 million (December 31, 2011 - $25.6 million). Application for IGV recoveries will be filed in August and will be subject to audit by the tax authority. The time required for approval and receipt of IGV is not known but receipts are expected during 2012.

Financing Activities:

Net cash received from financing activities during the quarter ended June 30, 2012 was $1.4 million compared to $19.5 million in the quarter ended May 31, 2011. Net cash received from financing activities during the six months ended June 30, 2012 was $4.0 million compared to $83.0 million in the six months ended May 31, 2011.

In Q2 proceeds of $438,000 were received on the conversion of 1,500,000 common share purchase warrants and $927,000 were received on shares issued upon the exercise of 740,500 stock options.

In the quarter ended May 31, 2011, net proceeds of $19.5 million were received from the Prepayment Agreement.

In H1 proceeds of $2.6 million were received on the conversion of 2,594,340 common share purchase warrants and $1.4 million were received on shares issued upon the exercise of 1,226,553 stock options.

In the six months ended May 31, 2011, net proceeds of $19.5 million were received from the Prepayment Agreement. Net proceeds of $58.6 million, were received for 32,499,682 common shares issued under a private placement. Proceeds of $4.6 million were received on the conversion of 3,633,192 common share purchase warrants and $135,000 were received on shares issued upon the exercise of 262,500 stock options. There was an inflow of $246,000 for subscription receipts receivable.

Investing Activities:

Investing activities in the quarter ended June 30, 2012 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $15.8 million. Additions to mineral properties were $7.3 million. All of the development work capitalized to mineral properties was related to Phase II.

Investing activities during H1 were to develop the La Arena Project and consisted of additions to mineral properties and plant and equipment. Additions to plant and equipment were $25.7 million. Additions to mineral properties were $9.8 million. All of the development work capitalized to mineral properties was related to Phase II.

The investing activities in the quarter ended May 31, 2011 were to develop the La Arena Project and consisted of additions to plant and equipment of $16.7 million.

The investing activities in the quarter ended May 31, 2011 included the acquisition of La Arena. In February 2011, Rio Alto exercised its option to acquire 100% of La Arena S.A. upon a payment of $48.8 million. Cash acquired in this transaction was $5.5 million. Throughout the six months ended May 31, 2011, the Company spent $1.2 million on mineral property development, $18.7 million on the purchase of property, plant and equipment and $18.1 in the investment of La Arena.

Financial Instruments

Use of derivatives

The Purchase Agreement described in this MD&A is includes an embedded written option. This option is recorded as a liability. Gains or losses arising from the periodic revaluation of the liability are credited to or charged against operations. A more detailed description of the accounting for this option is presented in Note 12 to the Financial Statements.

Fair values

The carrying values of cash and cash equivalents, receivables, promissory note receivable, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity. The derivative liability, embedded within the Purchase Agreement, is carried at fair value and is estimated by an option pricing model that considers changes in the price of gold. In the quarter ended June 30, 2012, the Company recognized an unrealized gain of $1.7 million related to the revaluation of the derivative liability. The IGV receivable is denominated in Peruvian Nuevo Soles (“sol”) and its carrying amount will vary as the sol to US dollar exchange rate changes; however, the IGV receivable partially hedges the Company’s sol denominated operating costs and Peruvian tax liabilities.

Liquidity risk

Liquidity risk is managed by maintaining sufficient cash balances to meet working capital requirements. The Company’s cash and cash equivalents are invested in business accounts or term deposits that are available on demand.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal. Taxes receivable result from prepayments to the Peruvian and Canadian governments and management believes the credit risk and concentration risk with respect to these receivables are minimal.

Currency risk

The Company operates in Canada and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in US dollars. Prior to June 2011 the functional currency of Rio Alto Mining Limited, the parent company, was the Canadian dollar. Sales of gold from the La Arena Gold Mine during 2011 caused management to review the currency exposure of the parent company and management concluded that the currency exposure and functional currency was the United States dollar. Changes in the Canadian dollar and sol exchange rates relative to the US dollar will have an impact upon the reported results of the Company and may also affect the carrying value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Commodity Price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to operate and develop its mineral properties and its future profitability are directly related to the market price of precious and base metals and oil. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. The future gold production, with the exception of the Prepayment (Note 12 of the Financial Statements) is un-hedged in order to provide shareholders with exposure to changes in the market gold price.

Accounting Estimates

Management makes judgments in the application of the Company’s accounting policies to prepare the Financial Statements. Additionally, the preparation of financial information and Financial Statements requires that management make assumptions and estimates about uncertain future events and the potential effect of uncertainty on the carrying amounts of the Company’s assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from estimated results as the estimation process is inherently uncertain. Estimates are continuously reviewed in light of historical experience and other relevant factors. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The judgments and estimates applied in the preparation of the Financial Statements are consistent with those applied and discussed in Note 3 to the Company’s audited consolidated financial statements for the financial year ended December 31, 2011.

Changes in Accounting Standards

The accounting policies applied by the Company in preparing the Financial Statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the financial year ended December 31, 2011, except for the following standards and interpretations adopted after December 31, 2011:

Financial instruments disclosure

The IASB issued amendments to IFRS 7 - Financial Instruments: Disclosures that expand the disclosure requirements for transferred financial assets.

There was no significant impact on the Financial Statements as a result of adopting these standards and interpretations.

International Financial Reporting Standards

The Company’s IFRS accounting policies presented in the audited consolidated financial statements for the financial year ended December 31, 2011 have been applied in preparing the Financial Statements and the Company’s comparative information and opening consolidated statement of financial position at the Transition Date.

Reconciliation of consolidated statement of loss and comprehensive loss (in 000s):

	Three months ended May 31, 2011			Six months ended May 31, 2011
		Effect of			Effect of
	GAAP	transition to	IFRS	GAAP	transition to	IFRS
		IFRS			IFRS

General and administrative expense	2,787	(246)	2,541	5,205	(192)	5,013
Loss before other items	$(2,787)	$246	$(2,541)	$(5,205)	$192	$(5,013)

Other items
Exploration expense	-	-	-	(2)	-	(2)
Unrealized gain on revaluation of derivative liability	1,209	-	1,209	1,649	-	1,649
Foreign exchange gain (loss)	23	-	23	(392)	-	(392)
Other income	(16)	-	(16)	(6)	-	(6)

Loss before income taxes	(1,571)	246	(1,325)	(3,956)	192	(3,764)
Provision for income taxes	(53)	-	(53)	(201)	-	(201)
Net loss for the period	$(1,624)	$246	$(1,378)	$(4,157)	$192	$(3,965)

Translation adjustment	(210)	-	(210)	4,122	-	4,122
Comprehensive loss for the period	$(1,834)	$246	$(1,588)	$(35)	$192	$157

Notes to Reconciliation

a)	Share-based compensation

Under Canadian GAAP, stock option grants may be valued as one pool and the associated stock-based compensation expense was recognized over the vesting period. IFRS requires a graded approach in valuing and recognizing share-based compensation. The impact on the three months ended May 31, 2011 was a $246,000 decrease and the impact on the six months ended May 31, 2011 was a $192,000 decrease.

b)	There are no material differences between the cash flow statements presented under IFRS and Canadian GAAP.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions being considered by the Company.

Events subsequent to June 30, 2012

a.	Subsequent to June 30, 2012, the Company received $333,000 on the issuance 156,967 shares pursuant to the exercise of 30,697 options and conversion of 126,270 warrants.

b.	Subsequent to June 30, 2012, the Company delivered 1,650 ounces of gold to settle 1,941 notional ounces under the Prepayment Agreement. This delivery settled delivery requirements to October 2013.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Outstanding Shares, Warrants and Options

As at the date of this MD&A, the Company has common shares, warrants convertible into common shares and options exercisable into common shares outstanding as follows:

Number of common Shares

December 31, 2011		169,746,352
Issued upon:
Exercise of stock options		1,226,533
Conversion of warrants		2,594,340
June 30, 2012		173,567,225
Exercise of stock options		30,697
Conversion of warrants		126,270
Total as at August 7, 2012		173,724,192

Number of Warrants	Conversion Price	Expiry Date
336,720	$2.05	January 20, 2013
336,720	$2.05

		Weighted
Number	Number of	Average
of	Underlying	Exercise
Options	Shares	Price
		(C$)	Grant Date	Date of Expiry
2,007,500	2,007,500	$0.30	July 24, 2009	July 24, 2014

180,000	180,000	$0.70	March 15, 2010	March 15, 2015

649,667	649,667	$1.50	September 20,2010	September 20, 2015

1,050,000	1,050,000	$1.80	September 20,2010	September 20, 2015

340,000	340,000	$1.90	November 5, 2010	November 5, 2015

250,000	250,000	$2.00	December 6, 2010	December 6, 2015

385,000	385,000	$2.39	March 11, 2011	March 11, 2016

161,100	161,100	$2.29	August 1, 2011	August 1, 2016

2,835,753	2,835,753	$3.08	November 18, 2011	November 16, 2016

1,050,000	1,050,000	$3.22	November 18, 2011	November 16, 2016

200,000	200,000	$3.75	January 23, 2012	January 23, 2017
9,109,020	9,109,020	$2.09

Disclosure Controls and Procedures

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company's management is responsible for establishing and maintaining internal control over financial reporting. Management has designed and established internal controls over financial reporting and disclosure controls and procedures to ensure information that is disclosed in the Financial Statements and in this MD&A is fairly presented and was properly recorded, processed, summarized and reported.

Any system of internal control over financial reporting and any system of disclosure controls and procedures, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective in design or operation can provide only reasonable assurance with respect to financial statement preparation and presentation or preparation and presentation of information in the MD&A. Management has used the Committee of Sponsoring Organizations of the Treadway Commission framework to evaluate the design of these internal controls over financial reporting and disclosure controls and procedures to the end of the period covered by this report and management has concluded that as at June 30, 2012, the Company’s internal control over financial reporting and disclosure controls and procedures were effectively designed. No material changes in the Company's internal controls over financial reporting were identified during the three months ended June 30, 2012, that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Business Risk Factors

Natural resources exploration, development, production and processing involve a number of risks, many of which are beyond the Company's control. Without limiting the foregoing, such risks include:

  Changes in the market price for mineral products, which have fluctuated widely in the past, will affect the future profitability of the Company’s operations and financial condition.

  The Company has limited operating history and there can be no assurance of its continued ability to operate its projects profitably.

  Mining is inherently dangerous and subject to conditions or elements beyond the Company’s control, which could have a material adverse effect on the Company’s business.

  Actual exploration, development, construction and other costs and economic returns may differ significantly from those the Company has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

  Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration and development in the future.

  The Company’s insurance coverage does not cover all of its potential losses, liabilities and damage related to its business and certain risks are uninsured or uninsurable.

  The Company depends heavily on limited mineral properties, and there can be no guarantee that the Company will successfully acquire other commercially mineable properties.

  The Company’s activities are subject to environmental laws and regulations that may increase the cost of doing business or restrict operations.

  The Company requires numerous permits in order to conduct exploration, development or mining activities and delays in obtaining, or a failure to obtain, such permits or failure to comply with the terms of any such permits that have been obtained could have a material adverse impact on the Company.

  Exploration, development and mining activities on land within Peru generally require both ownership of mining concessions and ownership of or a leasehold interest over surface lands (“surface rights”). The Company constantly seeks to expand its activities and may experience delays in obtaining surface rights or may not be able to acquire surface rights because of unwillingness by the owner of such rights to transfer ownership at a reasonable cost or in a timely manner.

  The Company may experience difficulty in attracting and retaining qualified management to meet the needs of its anticipated growth, and the failure to manage the Company’s growth effectively could have a material adverse effect on its business and financial condition.

  Insofar as certain directors and officers of the Company hold similar positions with other mineral resource companies, conflicts may arise between the obligations of these directors and officers to the Company and to such other mineral resource companies.

  Title to the Company’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims or defects.

  The Company’s business is subject to potential political, social and economic instability in the countries in which it operates.

  Changes in taxation legislation or regulations in the countries in which the Company operates could have a material adverse effect on the Company’s business and financial condition.

  Currency exchange rate fluctuations may affect the cost of the Company’s operations and exploration and development activities.

  The Company has no dividend payment policy and does not intend to pay any dividends in the foreseeable future.

Readers should also refer to other risk factors outlined in the Company’s Annual Information Form dated March 29, 2012 as filed on SEDAR.

Social and Community Issues

In recent years communities and non-governmental organizations ("NGO’s") have become more vocal and active with respect to mining activities at or near their communities. These communities and NGO’s have taken such actions as road closures, work stoppages, and law suits for damages. Actions by communities and NGO’s may have a material adverse effect on the Company's financial position, cash flow and results of operations.

Cautionary Statement on Forward-Looking Information

Certain information in this MD&A, including information about the Company’s financial or operating performance and other statements expressing management’s expectations or estimates of future performance and exploration and development programs or plans constitute “forward-looking statements”. This includes the 2012 gold production and cash cost guidance included in Outlook. Words such as “expect”, “will”, “intend”, “estimate”, “anticipate”, “plan” and similar expressions of a conditional or future oriented nature identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions. While considered by management to be reasonable in the context in which they are made, forward-looking statements are inherently subject to business risks and economic and competitive uncertainties and contingencies. The Company cautions readers that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Rio Alto’s actual financial results, future performance and results of exploration and development programs and plans to be materially different than those estimated future results, performance or achievements and that forward-looking statements are not guarantees of future performance, results or achievements.

Risks, uncertainties and contingencies and other factors that might cause actual performance to differ from forward-looking statements include, but are not limited to, changes in the worldwide price of precious metals and commodities, changes in the relative exchange rates for the dollar, the Canadian dollar, and the Peruvian Nuevo sol, interest rates, legislative, political, social or economic developments both within the countries in which the Company operates and in general, contests over title to property, the speculative nature of mineral exploration and development, operating or technical difficulties in connection with the Company’s operating, development or exploration programs, increasing costs as a result of inflation or scarcity of human resources and input materials or equipment. Known and unknown risks inherent in the mining business include potential uncertainties related to title to mineral claims, the accuracy of mineral reserve and resource estimates, metallurgical recoveries, capital and operating costs and the future demand for minerals. Please see Business Risk Factors, elsewhere herein.

Management continuously reviews its development plans and business running costs and, if necessary, revises them as business risk factors, uncertainties, contingencies and other factors change.

Qualified Person Review

The disclosure in this MD&A of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Approval

The Board of Directors has approved the disclosure in this MD&A.

A copy of this MD&A, the Financial Statements and previously published financial statements, management discussions and analysis as well as other information is available on the SEDAR website at www.sedar.com.